UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Navios Maritime Containers L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y62151 108

(CUSIP Number)

Vasiliki Papaefthymiou

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(011) +(377) 9798-2140

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Navios Maritime Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5(a)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER See Item 5(a)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5(a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Explanatory Note

Pursuant to Rule 13(d)-2 promulgated under the Securities Exchange Act of 1934, as amended, this Schedule 13D/A (this “Amendment No. 3”) filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2021, amends the Schedule 13D/A filed on January 4, 2021 (the “Amendment No. 2”), which amended the Statement on Schedule 13D filed on November 17, 2020 (the “Amendment No. 1”) and December 11, 2018 (the “Original Schedule 13D,” and together with Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the “Schedule 13D”). This Amendment No. 3 relates to the common units of the Issuer. Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 4 of this Amendment No. 3.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

Closing of the Merger

On March 31, 2021, the Reporting Person completed the merger contemplated by the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 31, 2020, by and among the Reporting Person, its direct wholly-owned subsidiary NMM Merger Sub LLC (“Merger Sub”), the Issuer, and Navios Maritime Containers GP LLC, the Issuer’s general partner. Pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving partnership (the “Merger”). Upon consummation of the Merger, the Issuer became a wholly-owned subsidiary of the Reporting Person.

Pursuant to the terms of the Merger Agreement, each outstanding common unit of the Issuer held by a unitholder other than the Reporting Person, the Issuer and their respective subsidiaries (such units, the “Issuer Public Units”), was converted into the right to receive 0.39 of a common unit of the Reporting Person. The foregoing description of the Merger Agreement and the transactions contemplated thereby, including the Merger, does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which was filed as Exhibit 99.1 to Amendment No. 2 and the terms of which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b) As a result of the Merger, the Reporting Person, for the purposes of Rule 13d-3 under the Exchange Act, beneficially owns 100% of the outstanding common units of the Issuer and has sole power to vote and dispose of 100% of the common units.

(c) Except as described herein, the Reporting Person has not affected any transactions in the common units during the past sixty days.

(d) Not applicable.

(e) On March 31, 2021, the transactions contemplated by the Merger Agreement were consummated and the common units were delisted from the Nasdaq Stock Market LLC. The Issuer is in the process of terminating the registration of the common units under Section 12(b) and Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspending the registration of the common units under Section 15(d) of the Exchange Act. Accordingly, this is an exit filing, and constitutes the Reporting Person’s final amendment to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 4 of this Amendment No. 3.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2021		NAVIOS MARITIME PARTNERS L.P.

	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chief Executive Officer